UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

December 21, 2022

Date of Report (Date of earliest event reported)

MOUNT RAINIER ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40870	86-2029991
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

256 W. 38th Street, 15th Floor New York, NY	10018
(Address of Principal Executive Offices)	Zip Code

Registrant’s telephone number, including area code: (212) 785-4680

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units	RNERU	The Nasdaq Stock Market LLC
Common Stock	RNER	The Nasdaq Stock Market LLC
Warrants	RNERW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

As approved by its stockholders at the Special Meeting of Stockholders held on December 21, 2022 (the “Special Meeting”), Mount Rainier Acquisition Corp., a Delaware corporation (the “Company”), filed an amendment to its Amended and Restated Certificate of Incorporation with the Delaware Secretary of State on December 21, 2022 (the “Charter Amendment”), to (i) give the Company the right to extend the date by which the Company has to consummate a business combination from January 7, 2023 to March 1, 2023 and (ii) expand the methods that the Company may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission.

The foregoing description of the Charter Amendment is qualified in its entirety by reference to the full text of the Charter Amendment, a copy of which is filed with this Current Report on Form 8-K as Exhibit 3.1 and is incorporated herein by reference.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On December 21, 2022, the Company held the Special Meeting. On November 18, 2022, the record date for the Special Meeting, there were 22,158,700 shares of common stock of the Company entitled to be voted at the Special Meeting. At the Special Meeting, 21,810,322 shares of common stock of the Company or 98.43% of the shares entitled to vote at the Special Meeting were represented in person or by proxy.

1.	Extension Amendment

Stockholders approved the proposal to amend the Company’s amended and restated certificate of incorporation, giving the Company the right to extend the date by which the Company has to consummate a business combination from January 7, 2023 to March 1, 2023 (the “Extension Amendment”). Adoption of the Extension Amendment required approval by the affirmative vote of at least a majority of the Company’s outstanding shares of common stock. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON- VOTES
19,885,928	1,924,393	1	0

2.	NTA Requirement Amendment

Stockholders approved the proposal to amend the Company’s amended and restated certificate of incorporation, giving the Company the right to expand the methods that the Company may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission (the “NTA Requirement Amendment”). Adoption of the NTA Requirement Amendment required approval by the affirmative vote of at least a majority of the Company’s outstanding shares of common stock. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON- VOTES
19,885,828	1,924,493	1	0

Item 8.01.	Other Events.

In connection with the stockholders’ vote at the Special Meeting, 14,535,798 shares of common stock were tendered for redemption.

Additional Information

As previously announced, the Company entered into a Business Combination Agreement, dated March 22, 2022 (the “Business Combination Agreement”), with Hub Cyber Security (Israel) Ltd., a company organized under the laws of the State of Israel (“HUB”), and Rover Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”). Pursuant to the terms of the Business Combination Agreement, a business combination between the Company and HUB will be effected through Merger Sub merging with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned subsidiary of HUB. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement. In connection with the proposed Merger and related transactions, the Company has filed a proxy statement/prospectus, filed as part of the registration statement on Form F-4 filed by HUB with the SEC (as amended or supplemented from time to time, the “proxy statement/prospectus”), that has been distributed to holders of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the proposed Merger and other matters as described in the proxy statement/prospectus. the Company urges investors, stockholders and other interested persons to read the proxy statement/prospectus as well as other documents filed with the SEC because these documents contain important information about the Company, HUB and the proposed Merger and related transactions. A definitive proxy statement/prospectus was mailed to stockholders of the Company as of November 18, 2022, the record date established for voting on the proposed Merger and related transactions. Stockholders are able to obtain a copy of the definitive proxy statement/prospectus, without charge by directing a request to: Mount Rainier Acquisition Corp., 256 W. 38th Street, 15th Floor, New York, NY 10018. The preliminary and definitive proxy statement/prospectus can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company, HUB, and their respective directors and executive officers may be considered participants in the solicitation of proxies from the Company’s stockholders with respect to the Transaction Proposals under the rules of the SEC. Information about the directors and executive officers of the Company and their ownership is set forth in the Company’s filings with the SEC, including its prospectus relating to its initial public offering, which was filed with the SEC on October 4, 2021. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of the Company in connection with the Transaction Proposals is set forth in the proxy statement/prospectus which was filed with the SEC on December 9, 2022, filed as part of the registration statement on Form F-4 for the proposed transactions. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of the Company or HUB, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale, or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K and the attachments hereto contain forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the parties’ ability to close the proposed transaction, the anticipated benefits of the proposed transaction, and the financial condition, results of operations, earnings outlook and prospects of the Company and/or HUB, and may include statements for the period following the consummation of the proposed transaction. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of the Company and HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the Company and HUB and the following:

•	expectations regarding HUB’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB’s ability to invest in growth initiatives and pursue acquisition opportunities;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and any subsequent definitive agreements with respect to the transaction contemplated therein;

•	the outcome of any legal proceedings that may be instituted against the Company, HUB, the Surviving Company or others following announcement of the Business Combination Agreement and the transaction contemplated therein;

•	the inability to complete the proposed transactions due to, among other things, the failure to obtain approval of the stockholders of the Company or HUB, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing, including delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed transaction;

•	the inability to obtain the financing necessary to consummate the proposed transaction;

•	changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed transaction;

•	the ability to meet stock exchange listing standards following the consummation of the proposed transaction;

•	the risk that the announcement and consummation of the proposed transaction disrupts HUB’s current operations and future plans;

•	the lack of a third party valuation in determining whether or not to pursue the proposed transaction;

•	the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees;

•	costs related to the proposed transaction;

•	the amount of any redemptions by existing holders of the Company’s common stock being greater than expected;

•	limited liquidity and trading of the Company’s and HUB’s securities;

•	geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations;

•	the possibility that the Company or HUB may be adversely affected by other economic, business, and/or competitive factors;

•	inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for HUB; and

•	other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s final prospectus relating to its initial public offering dated October 4, 2021 and the proxy statements filed on December 5, 2022 and December 9, 2022.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of the Company and HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the proposed business combination or other matters addressed in this Current Report on Form 8-K and attributable to the Company, HUB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Current Report on Form 8-K. Except to the extent required by applicable law or regulation, the Company and HUB undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Current Report on Form 8-K to reflect the occurrence of unanticipated events.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description
3.1	Amendment to the Amended and Restated Certificate of Incorporation of Mount Rainier Acquisition Corp. dated December 21, 2022.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 21, 2022

MOUNT RAINIER ACQUISITION CORP.

By:	/s/ Matthew Kearney
Name:	Matthew Kearney
Title:	Chief Executive Officer